SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Halcón Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

John Butler One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 (416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 40537Q209	Page 2 of 11

1	Name of Reporting Person Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 41,899,441 shares (See Items 3 and 5)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 41,899,441 shares (See Items 3 and 5)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 41,899,441 shares (See Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.13%*
14	Type of Reporting Person CO

*	The calculation is based on a total of 259,786,777 shares of common stock outstanding as of December 6, 2012.

CUSIP No. 40537Q209	Page 3 of 11

1	Name of Reporting Person CPP Investment Board PMI-2 Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 41,899,441 shares (See Items 3 and 5)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 41,899,441 shares (See Items 3 and 5)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 41,899,441 shares (See Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.13%*
14	Type of Reporting Person CO

*	The calculation is based on a total of 259,786,777 shares of common stock outstanding as of December 6, 2012.

CUSIP No. 40537Q209	Page 4 of 11

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Issuer.

This Statement is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Halcón Resources Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1000 Louisiana Street, Suite 6700, Houston, Texas 77002.

Item 2. Identity and Background

(a) This Statement is filed by Canada Pension Plan Investment Board (“CPPIB”) and CPP Investment Board PMI-2 Inc. (“CPPIB PMI-2”) and together with CPPIB, the “Reporting Persons”). CPPIB PMI-2 is a wholly owned subsidiary of CPPIB.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Persons is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5.

(c) The principal business of:

(i)	CPPIB is investing the assets of the Canada Pension Plan; and

(ii)	CPPIB PMI-2 is holding securities.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of CPPIB or CPPIB PMI-2 has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40537Q209	Page 5 of 11

Item 3. Sources and Amount of Funds or Other Consideration

Pursuant to the Common Stock Purchase Agreement, dated as of October 19, 2012, by and between the Issuer and CPPIB PMI-2 (the “Purchase Agreement”), the Issuer issued and sold an aggregate of 41,899,441 shares of Common Stock in a privately negotiated transaction, for an aggregate purchase price of $299,999,997.56 (the “Purchase Price”) on December 6, 2012. As a result of the Purchase Agreement, CPPIB PMI-2 acquired ownership of Common Stock.

The Purchase Price was funded by the assets of CPPIB PMI-2.

References to, and descriptions of, the Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on October 22, 2012, which is incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

The acquisition of Common Stock by the Reporting Persons was undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through the appointment of a representative of CPPIB PMI-2 to the Board of Directors of the Issuer (the “Board”) (pursuant to the Stockholder Agreement, as defined and described in Item 4(d) below) and through their voting rights with respect to all of their shares of Common Stock.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) Pursuant to Sections 2(a) and 2(b) of the Stockholders Agreement, dated as of December 6, 2012, by and between the Issuer and CPPIB PMI-2 (the “Stockholders Agreement”), CPPIB PMI-2 has appointed one Class B Director to the Board. If, at any time, CPPIB PMI-2 beneficially owns at least 20.0% of the outstanding shares of Common Stock, CPPIB PMI-2 will have the right to appoint one additional director to the Board, provided, however, that CPPIB PMI-2 will only have this right to appoint one additional director if the Board consists of ten or more persons.

References to, and descriptions of, the Stockholders Agreement as set forth in this Item 4(d) are qualified in their entirety by reference to the Stockholders Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 11, 2012, which is incorporated in its entirety in this Item 3(d).

(e) None.

(f) None.

(g) None.

(h) None.

CUSIP No. 40537Q209	Page 6 of 11

(i) None.

(j) None.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons are as follows:

CPPIB

(a) Amount beneficially owned: 41,899,441 shares                                          Percentage: 16.13%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 41,899,441 shares

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 41,899,441 shares

CPPIB PMI-2

(a) Amount beneficially owned: 41,899,441 units                                          Percentage: 16.13%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 41,899,441 shares

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 41,899,441 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Stockholders Agreement

The information in Item 4(d) with respect to the Stockholders Agreement and CPPIB PMI-2’s rights regarding the appointment of directors to the Board is incorporated into this Item 6 by reference.

Pursuant to Section 2(g) of the Stockholders Agreement, at any meeting of the stockholders of the Issuer regarding the transactions contemplated by the Reorganization and Interest Purchase Agreement by and among Petro-Hunt, L.L.C., Pillar Energy, LLC and Halcón Energy Properties, dated as of October 19, 2012 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on October 22, 2012), CPPIB PMI-2 has agreed to vote its shares in favor of any action proposed to be taken by the stockholders of the Issuer at such meeting, including (i) the approval of an amendment to the Issuers’ Amended and Restated Certificate of Incorporation to increase the number of shares of Common Stock authorized for issuance thereunder and (ii) the approval of the conversation of the Issuer’s convertible preferred stock issued to Petro-Hunt, L.L.C. and Pillar Energy, LLC.

In addition, pursuant to Section 2(f) of the Stockholders Agreement, for so long as CPPIB PMI-2 and its affiliates beneficially owns more than 5% of Halcón’s outstanding common stock, CPPIB PMI-2 will have the right to purchase a pro rata portion of any equity securities that Halcón may issue or sell, subject to certain exceptions.

CUSIP No. 40537Q209	Page 7 of 11

References to, and descriptions of, the Stockholders Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Stockholders Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 11, 2012, which is incorporated in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Stockholders Agreement by and between Halcón Resources Corporation and CPP Investment Board PMI-2 Inc., dated as of December 6, 2012 (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-35467) filed with the Commission on December 11, 2012 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2012

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ John Butler
Name:	John Butler
Title:	Senior Vice President - General Counsel and Corporate Secretary

CPP INVESTMENT BOARD PMI-2 INC.

By:	/s/ John Butler
Name:	John Butler
Title:	Director and Secretary

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Persons.

Directors of CPPIB

Robert Astley

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Michael Goldberg

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Peter Hendrick

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Officers of CPPIB

Mark Wiseman

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

André Bourbonnais

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Private Investments

Citizenship: Canada

John Butler

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – General Counsel and Corporate Secretary

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Real Estate Investments

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Affairs and Communications

Citizenship: Canada

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Investments (Asia/Pacific) and President (CPPIB Asia Inc.)

Citizenship: Great Britain

Saylor Millitz-Lee

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Human Resources

Citizenship: Canada

Donald Raymond

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Investment Strategist

Citizenship: Canada

Benita Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Operations Officer

Citizenship: Canada, Germany

Eric Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: Canada

Directors of CPPIB PMI-2

Mark Wiseman

(See above)

John Butler

(See above)

Officers of CPPIB PMI-2

Mark Wiseman

(See above)

John Butler

(See above)